As filed with the Securities and Exchange Commission on September 30, 2010

Registration No. 333-169099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MORTON’S RESTAURANT GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	5812	13-3490149
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

325 North LaSalle Street, Suite 500

Chicago, Illinois 60654

(312) 923-0030

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Scott D. Levin

Secretary

Morton’s Restaurant Group, Inc.

325 North LaSalle Street, Suite 500

Chicago, Illinois 60654

(312) 923-0030

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael R. Littenberg, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Ph: (212) 756-2000

Fax: (212) 593-5955

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2010.

PROSPECTUS

    Shares

MORTON’S RESTAURANT GROUP, INC.

COMMON STOCK

This prospectus relates to a total of                 shares of our common stock, of which                 shares are being registered for sale by us and up to 6,325,912 shares are being registered for sale from time to time by the selling stockholders named in this prospectus.

The offering of                 shares by us may be a “best efforts” offering, which means that we would use our best efforts to sell the common stock and there would be no commitment by any person to purchase any shares. The shares to be offered for the account of the Company will be offered at a purchase price of $             per share for the aggregate offering price of up to $            . There is no minimum number of shares required to be sold to close the offering. Any proceeds from the sale of the shares will be used for general corporate purposes.

We are also registering up to 6,325,912 previously issued shares of our common stock, which may be resold from time to time by the selling stockholders, or their permitted transferees, distributees, donees, pledges, assignees or other successors in interest. The selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We provide more information about how the shares of common stock may be sold in the section entitled “Plan of Distribution” beginning on page 18 of this prospectus.

Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol MRT. On September 29, 2010, the last reported sales price of our common stock on the NYSE was $4.96 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2010.

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ABOUT THIS PROSPECTUS

In this prospectus, unless otherwise expressly stated or the context requires otherwise, “we,” “us,” “our” and the “Company” refer to Morton’s Restaurant Group, Inc. and its subsidiaries and “Morton’s” refers to our steakhouses operated under the Morton’s brand name.

You should rely only on the information contained in or incorporated by reference into this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of our common stock.

You should read both this prospectus and, if applicable, any prospectus supplements together with the information incorporated by reference in this prospectus and, if applicable, any supplement hereto. See “Where You Can Find Additional Information” and “Incorporation by Reference” for more information.

We have not authorized anyone to provide you with information other than the information contained herein or incorporated by reference as set forth under “Incorporation by Reference”. None of the shares of common stock covered by this prospectus are being offered in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference in this prospectus speaks only as of the respective dates those documents were filed with the SEC.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and may not contain all the information that you need to consider in making your investment decision. Before making a decision to purchase our common stock, you should read the entire prospectus carefully, including the “Risk Factors” and “Forward-Looking Statements” sections, and the documents incorporated by reference, as listed in “Incorporated by Reference”.

Our Company

As of September 30, 2010, with 76 Morton’s steakhouses, we are the world’s largest owner and operator of company-owned upscale steakhouse restaurants. This conclusion is based on the number of restaurants owned and operated by us as compared to our known competitors. In 1978, we opened the original Morton’s in downtown Chicago, and since then have expanded to 76 Morton’s steakhouses, including 71 domestic restaurants located in 64 cities across 26 states and San Juan, Puerto Rico, along with five international locations—Hong Kong, Macau, Mexico City, Singapore and Toronto. We own and operate all of our restaurants and we do not have any franchisees. During fiscal 2009, we opened and began operating restaurants in Mexico City, Mexico (through a joint venture structure) and Miami Beach, Florida. We also own and operate one Italian restaurant, Trevi, which is located next to the ‘Fountain of the Gods’ at The Forum Shops at Caesars in Las Vegas, NV. Trevi features café dining with elaborate street lamps surrounding a fountain and a walk-up gelato/espresso bar. The menu features classic Italian favorites and a selection of new dishes.

Our Morton’s steakhouses offer premium quality steak, featuring USDA prime aged beef in the United States, fresh fish, lobster and chicken, complemented by a fully stocked bar and an extensive premium wine list that offers approximately 200 selections in all restaurants and a broader list of approximately 500 wines in selected restaurants. Due to restrictions imposed on the import of U.S. beef, Morton’s steakhouses in Asia feature both USDA prime aged beef and comparable high quality aged beef. Management believes the high quality non-U.S. aged beef closely mirrors domestic standards and specifications. Our menu, and its tableside presentation by our servers, is designed to highlight our focus on quality while presenting sufficient menu options to appeal to a wide range of taste preferences.

We own or have the rights to various trade names, trademarks and service marks, including Morton’s, Morton’s of Chicago, Morton’s The Steakhouse and Trevi.

Our Corporate Information

Our principal executive office is located at 325 North LaSalle Street, Suite 500, Chicago, Illinois 60654, and our telephone number at that location is (312) 923-0030. Our corporate website address is www.mortons.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on, or accessible through, our website as part of this prospectus.

THE OFFERING

Securities offered	shares of our common stock, of which are being offered by us and up to 6,325,912 are being offered by the selling stockholders.

Common stock outstanding	16,707,593 shares.

NYSE Symbol	Our common stock is listed on the NYSE under the symbol “MRT”.

Dividends	We have never declared or paid any dividends or distributions on our common stock. We anticipate that for the foreseeable future all earnings will be retained for use in our business and no cash dividends will be paid to stockholders. Any payment of cash dividends in the future on our common stock will be dependent upon our financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors that the board of directors deems relevant.

Maximum and minimum number of securities to be sold in this offering	No minimum. We are offering shares of our common stock and the selling stockholders may sell up to 6,325,912 shares of our common stock.

Proceeds to us

We are selling up to                  shares at a public offering price of $                     per share, and we will receive proceeds of up to $                     minus any offering expenses. We intend to use the proceeds of this offering for general corporate purposes.

We will not receive any proceeds from the resale of our common stock by the selling stockholders. See “Use of Proceeds”.

Risk Factors	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus.

RISK FACTORS

An investment in our securities has a high degree of risk. We have listed below all of the known material risks and uncertainties affecting our Company. Before you invest you should carefully consider the risks and uncertainties described below and the other information contained in or incorporated by reference in this prospectus (as supplemented and amended). If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could decrease. This means you could lose all or a part of your investment in our securities.

Risks Relating to our Business

Our senior revolving credit facility matures in less than twelve months and we may be unable to refinance our credit facility.

Our senior revolving credit facility matures on February 14, 2011. Our business may not generate sufficient cash flows from operations in the future and our currently anticipated growth in revenues and cash flows may not be realized, either or both of which could result in our being unable to repay indebtedness, including our senior revolving credit facility, or to fund other liquidity needs. If we do not have enough money, we may be required to refinance all or part of our then-existing debt, sell assets or borrow more money. We may not be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including our senior revolving credit facility, may restrict us from adopting any of these alternatives.

Economic events have adversely impacted our business and results of operations and may continue to do so.

Many parts of the world including the United States are currently in a recession and we believe that these weak general economic conditions could continue through 2010 and possibly beyond. The ongoing impacts of the housing crisis, high unemployment and financial market weakness may further exacerbate current economic conditions. As the economy struggles, our guests may become more apprehensive about the economy and/or related factors, and may reduce their level of discretionary spending. A decrease in spending due to lower consumer discretionary income or consumer confidence in the economy could impact the frequency with which our guests choose to dine out or the amount they spend on meals while dining out, thereby decreasing our revenues and negatively affecting our operating results. Additionally, we believe there is a risk that if the current negative economic conditions persist for a long period of time and become more pervasive, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a more permanent basis.

The current industry downturn is negatively impacting our business with significant revenue declines in fiscal 2009.

We had a loss from continuing operations, net of taxes of $77.5 million in fiscal 2009, including a fourth quarter loss from continuing operations, net of taxes of $66.9 million, which included a charge of $52.9 million related to the full valuation allowance against U.S. deferred tax assets, pre-tax non-cash impairment charges of $30.0 million, a pre-tax charge of $9.9 million relating to the settlement of certain wage and hour claims and similar labor claims, and a charge of $1.3 million relating to the resignation of our former President and Chief Executive Officer. On March 4, 2009, we entered into the fifth amendment to our senior revolving credit facility which, among other things, reduced the facility from $115.0 million to $75.0 million, with a further reduction to $70.0 million effective December 31, 2009. As of July 4, 2010, we have $61.3 million outstanding under our senior revolving credit facility. The fifth amendment also reduced the annual maximum consolidated capital expenditures permitted and increased interest rates and certain fees payable under the senior revolving credit facility. Based on our current projections, we anticipate that we will be in compliance with the financial covenants under the amended senior revolving credit facility throughout fiscal 2010. However, if the weak economic environment deteriorates further, or is prolonged, resulting in continued revenue decreases, and our actions to respond to these conditions are not sufficient, we could fail to comply with one or more of the financial covenants.

Changing discretionary spending patterns and general economic conditions could reduce our guest traffic and/or average revenue per guest, which would have an adverse effect on our revenues.

Purchases at our restaurants are discretionary for our guests and, therefore, we are susceptible to economic slowdowns. In particular, our Morton’s steakhouses cater primarily to business clientele and local fine-dining guests. We believe that the vast majority of our weekday revenues and a substantial portion of our weekend revenues from these restaurants are derived from business people using expense accounts. Accordingly, we believe that our business is particularly susceptible to any factors that cause a reduction in expense account or other dining by our business clientele. We also believe that consumers generally are more willing to make discretionary purchases, including high-end restaurant meals, during periods in which favorable economic conditions prevail. Changes in spending habits as a result of the current economic slowdown and reduction in consumer confidence have reduced our guest traffic, which adversely affected our revenues.

The future performance of the U.S. economy and global economies are uncertain and are directly affected by numerous global and national factors, in addition to other factors that are beyond our control. These factors, which also affect discretionary consumer spending, include among other items, international, national, regional and local economic conditions, disposable consumer income, consumer confidence, terrorist attacks and the United States’ participation in military actions. We believe that these factors have adversely impacted our business and, should these conditions continue, worsen or be perceived to be worsening or should similar conditions occur in the future, we would expect them to continue to adversely impact our business.

Our average restaurant revenues and our comparable revenues have decreased in the recent past and can cause our results of operations to fluctuate significantly.

A number of factors have historically affected, and will continue to affect, our average restaurant revenues and comparable revenues, including, among other factors:

•	our ability to execute our business strategy effectively;

•	competition;

•	consumer trends;

•	introduction of new menu items; and

•	general international, national, regional and local economic conditions.

Our results of operations and revenues could be adversely affected by the inability to open new restaurants within anticipated time periods and budgets.

There are a number of factors which may impact the amount of time and money required for the development and construction of new restaurants, including but not limited to, delays by the landlord, shortages of skilled labor, labor disputes, shortages of materials, delays with obtaining permits, local government regulations and weather interference.

Our continued growth depends on our ability to open new restaurants and operate new restaurants profitably.

A substantial majority of our historical growth has been due to opening new restaurants. When comparing fiscal 2009 to fiscal 2008, revenues due to the opening of six new restaurants (two in fiscal 2009 and four in fiscal 2008) represented 4.0% growth compared to total decline in revenues of (14.7)%. We experienced growth of 2.5%, 3.4% and 3.9% in our total revenues in fiscal 2009, fiscal 2008 and fiscal 2007, respectively, attributable to the revenues from our new restaurants opened in fiscal 2008, fiscal 2007 and fiscal 2006, respectively, compared to total growth (decline) in revenues of (14.7)%, 1.1% and 11.0% in fiscal 2009, fiscal 2008 and fiscal 2007, respectively. Our ability to open new restaurants is dependent upon a number of factors, some of which are beyond our control, including but not limited to our ability to:

•	find quality locations;

•	reach acceptable agreements regarding the lease or purchase of locations;

•	comply with capital expenditure restrictions set forth in our senior revolving credit facility;

•	comply with applicable zoning, land use and environmental regulations;

•	raise, borrow or have available an adequate amount of money for construction and opening costs;

•	hire, train and retain the skilled management and other employees necessary to meet staffing needs in a timely manner;

•	obtain, for an acceptable cost, required permits and approvals;

•	successfully promote our new restaurants and compete in the markets in which our new restaurants are located;

•	efficiently manage the amount of time and money used to build and open each new restaurant;

•	address general economic conditions and conditions specific to the restaurant industry; and

•	open additional restaurants within anticipated time periods and budgets.

We are reviewing additional sites for potential future Morton’s steakhouses. Typically, there has been a “ramp-up” period of one to two years before we expect a new Morton’s steakhouse to achieve our targeted level of performance. This “ramp-up” period, however, could be longer if the weak economic environment continues. The delay in achieving our targeted level of performance is due to higher operating costs caused by start-up and other temporary inefficiencies associated with opening new restaurants such as lack of market familiarity and acceptance when we enter new markets and unavailability of experienced staff.

We may not be able to attract enough guests to new restaurants because potential guests may be unfamiliar with our restaurants or the atmosphere or the menus of our restaurants might not appeal to them. As a result, the operating results generated at new restaurants may not equal the operating results generated at any of our existing restaurants. The restaurants may even operate at a loss, which could have a significant adverse effect on our overall operating results. In addition, opening a new restaurant in an existing market could reduce the revenue of our existing restaurants in that market.

For these same reasons, many markets would not successfully support one of our restaurants. Furthermore, our ability to expand into non-U.S. markets also may be impacted by legal considerations such as restrictions on importing USDA prime aged beef from the United States. For example, we currently are not able to export some U.S. beef to our restaurants in Asia.

Our existing senior personnel levels, restaurant management systems, financial controls, information systems and other systems and procedures may be inadequate to support our expansion, which could require us to incur substantial expenditures that could adversely affect our operating results.

Additionally, on March 4, 2009, we entered into the fifth amendment to our senior revolving credit facility which reduced the facility from $115.0 million to $75.0 million, with a further reduction to $70.0 million effective December 31, 2009. As of July 4, 2010, we had outstanding borrowings of $61.3 million under our senior revolving credit facility. The amendment also reduced the annual maximum consolidated capital expenditures permitted. The reduction in borrowing capacity and permitted capital expenditures could adversely impact our ability to open new restaurants.

Our restaurants may not be able to compete successfully with other restaurants and, as a result, we may not achieve our projected revenue and profitability targets.

If our restaurants are unable to compete successfully with other restaurants in new and/or existing markets, we may not achieve our projected or historical revenue and profitability targets. Our industry is intensely competitive with respect to price, quality of service, restaurant location, ambiance of facilities and type and quality of food. We compete with national and regional restaurant chains and independently owned restaurants for guests, restaurant locations and qualified management and other restaurant staff. Compared to our business, some of our competitors may have greater financial and other resources, have been in business longer, have greater name recognition and be better established in the markets where our restaurants are located or are planned to be located. Our inability to compete successfully with other restaurants may force us to close one or more of our restaurants.

During fiscal 2008, we closed our Morton’s steakhouses in Kansas City and Charlotte (SouthPark). During fiscal 2009, we closed our Morton’s steakhouses in Southfield, Westchester, Minneapolis, Columbus, Vancouver and Annapolis and may close other restaurants in the future. We closed our Bertolini’s restaurant in Indianapolis, Indiana during fiscal 2008 and closed our Bertolini’s restaurant in King of Prussia and sold our remaining Bertolini’s restaurant in Las Vegas during fiscal 2009. Closing a restaurant would reduce our revenues, and could subject us to construction and other costs including but not limited to severance, legal and the write-down of leasehold improvements, equipment, furniture and fixtures. In addition, we could remain liable for remaining future lease obligations or for obligations under lease guaranties. Closing a restaurant could also adversely affect our reputation, brand or competitive position.

Our success depends in part upon the continued popularity of upscale steakhouses.

Shifts in consumer preferences away from this type of concept could materially adversely affect our operating results. The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and eating and purchasing habits. Our success depends in part on our ability to anticipate and respond to changing consumer preferences, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes.

Continued expansion by our competitors in the upscale steakhouse segment of the restaurant industry could prevent us from realizing anticipated benefits from new restaurant growth or continued growth in existing restaurant revenues.

Our competitors have opened many upscale steakhouses in recent years and a key element of our strategy is to open new steakhouses in both new and existing markets. If we overestimate demand for Morton’s steakhouses or underestimate the popularity of our competitors’ restaurants, we may be unable to realize anticipated revenues from new steakhouses. Similarly, if one or more of our competitors open new restaurants in any of our existing or anticipated markets, revenues in our steakhouses may be lower than we expect. Any unanticipated slowdown in demand in any of our restaurants due to industry growth or other factors could reduce our revenues and results of operations, which could cause the price of our common stock to decline substantially.

Restaurant companies, including ours, have been the target of class action lawsuits and other proceedings alleging, among other things, violations of federal and state workplace and employment laws. Proceedings of this nature, if successful, could result in our payment of substantial damages.

Our results of operations and liquidity may be adversely affected by legal or governmental proceedings brought by or on behalf of our employees or guests. In recent years, a number of restaurant companies, including ours, have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted against us from time to time alleging violations of various state and federal wage and hour laws regarding employee meal deductions, the sharing of tips amongst certain employees and failure to pay for all hours worked. We may incur substantial damages and expenses resulting from lawsuits, which would increase the cost of operating our business and decrease the cash available for other uses, and may require us to make additional borrowings under our senior revolving credit facility. For example, during fiscal 2009 and fiscal 2008, we recorded charges of $9.9 million and $3.7 million, respectively, relating to the settlement of certain wage and hour and similar labor claims filed against us.

Litigation concerning food quality, health and other issues could impact our results of operations or require us to incur additional liabilities or cause guests to avoid our restaurants.

Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for an illness or injury they suffered at or after a visit to our restaurants. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state laws regarding workplace and employment, discrimination and similar matters. In addition, we could become subject to class action lawsuits related to these matters in the future. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage for any claims would materially adversely affect our financial condition, results of operations and liquidity. Adverse publicity resulting from these claims may negatively impact sales at one or more of our restaurants.

Restaurants outside the United States expose us to uncertain conditions and other risks in international markets.

We own and operate Morton’s steakhouses in Hong Kong, Macau, Mexico City (through a joint venture structure), Singapore and Toronto. In addition, we plan to open a new Morton's The Steakhouse in Shanghai, China (through a joint venture structure), which is expected to open later in fiscal 2010. We face and will continue to face substantial risks associated with having foreign restaurants, including: economic or political instability, restrictions on or costs relating to the repatriation of foreign profits to the United States, including possible taxes or withholding obligations on any repatriation and the imposition of trade restrictions. These risks could have a significant impact on our international restaurants.

Also, our restaurants outside of the United States are subject to risks relating to appropriate compliance with legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations, potentially higher incidence of fraud or corruption, and potentially adverse tax consequences. We are also exposed to foreign currency exchange rate risk with respect to our revenues, expenses, profits, assets and liabilities denominated in currencies other than the U.S. dollar. We have not used instruments to hedge certain foreign currency risks and are not protected against foreign currency fluctuations. As a result, our reported earnings may be affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time.

Taxing authorities may select to audit our international, federal, state and/or local tax returns from time to time, which may result in tax assessments and penalties that could have an adverse affect on our results of operations and financial condition.

We are subject to federal, state and local taxes in the U.S. as well as taxation by the taxing authorities in countries where we have international operations. Although we believe that our tax reporting is reasonable, if any taxing authority disagrees with the positions taken by the Company on its tax returns, we could have additional tax liabilities, including interest and penalties, which, if material, could have an adverse impact on our results of operations and financial condition.

Increases in the prices of, and/or reductions in the availability of, USDA prime aged beef and other food products could reduce our operating margins and our revenues.

We purchase large quantities of beef, particularly USDA prime aged beef, which is subject to extreme price fluctuations due to seasonal shifts, climate conditions, industry demand and other factors. Our beef costs represented approximately 43%, 46% and 47% of our Morton’s food and beverage costs during fiscal 2009, fiscal 2008 and fiscal 2007, respectively. The market for USDA prime aged beef is particularly volatile. For example, the impact of diminished prime grading in the spring of 2007, resulted in shortages of USDA prime aged beef, requiring us to pay significantly higher prices for the USDA prime aged beef we purchased during these periods. Because Morton’s steakhouses feature USDA prime aged beef, we generally would expect to purchase USDA prime aged beef even if the price increased significantly. If prices for the types of beef we use in our restaurants increase in the future and we choose not to pass, or cannot pass, these increases on to our guests, our operating margins would decrease, perhaps materially. If certain kinds of beef become unavailable for us to purchase, our revenues could decrease as well.

We may experience higher operating costs, including increases in supply prices and employee salaries, wages and benefits, which will adversely affect our operating results if we cannot increase menu prices to cover them.

If we increase the compensation or benefits to our employees or pay higher prices for food items or other supplies, we will have an increase in our operating costs. If we are unable or unwilling to increase our menu prices or take other actions to offset increased operating costs, our operating results will suffer. Many factors affect the prices that we pay for the various food and other items that we use to operate our restaurants, including seasonal fluctuations, longer term cycles and other fluctuations in livestock markets, changes in weather or demand and inflation. Factors that may affect the salaries and benefits that we pay to our employees include local unemployment rates and changes in minimum wage and employee benefits laws. Other factors that could cause our operating costs to increase include fuel prices, cost of gas and electricity, occupancy and related costs, maintenance expenditures and increases in other day-to-day expenses. In addition, various proposals that would require employers to provide health insurance for all of their employees are being considered from time-to-time in the U.S. Congress and various states. The imposition of any requirement that we provide health insurance to all employees on terms materially different from our existing programs could have an adverse effect on our operating performance. Additionally, health insurance costs in general have risen significantly over the past few years and are expected to continue to increase in 2010. These increases, as well as potential legislation requirements for employers to provide health insurance to employees, could have a negative impact on our profitability if we are not able to offset the effect of such increases with plan modifications and cost control measures, or by continuing to improve our operating efficiencies.

Increases in the minimum wage could increase our labor costs. For example, under the Federal Minimum Wage Act of 2007, on July 24, 2009, the federal minimum wage increased to $7.25 per hour. In addition, certain states in which we operate restaurants have adopted or are considering adopting minimum wage statutes that exceed the federal minimum wage. If we are unable to offset the increased labor costs by increasing our menu prices or by other means, this could have a material adverse effect on our business and results of operations.

Our operating results may fluctuate significantly due to the seasonality of our business and these fluctuations make it more difficult for us to predict accurately and address in a timely manner factors that may have a negative impact on our business.

Our business is subject to seasonal fluctuations that may vary greatly depending upon the region in which a particular restaurant is located. These fluctuations can make it more difficult for us to predict accurately and address in a timely manner factors that may have a negative impact on our business. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. In addition, in the past we have incurred, and in the future are likely to incur, a net loss in the third quarter due to the seasonality of our business, with revenues generally being less in the third quarter primarily due to our reduced summer volume.

Our results of operations are affected by a variety of factors, including severe weather conditions, and have fluctuated significantly in the past and can be expected to continue to fluctuate significantly in the future.

Our results of operations have fluctuated significantly in the past and can be expected to continue to fluctuate significantly in the future. Our results of operations are affected by a variety of factors, including:

•	the timing of new restaurant openings, the cost of opening new restaurants and the relative proportion of new restaurants to mature restaurants;

•	changes in consumer preferences;

•	general economic conditions;

•	severe weather conditions; and

•	actions by our competitors.

Some of our restaurants are located in regions that may be susceptible to severe weather conditions. As a result, adverse weather conditions in any of these areas could damage these restaurants, result in fewer guest visits to these restaurants and otherwise have a material adverse impact on our business. For example, our business was adversely impacted in the third and fourth quarters of fiscal 2005 due to hurricanes and severe weather in New Orleans and Florida. Therefore, you should not rely on our past results of operations as being indicative of the future.

Negative factors or publicity surrounding our restaurants or the consumption of beef generally could adversely affect consumer taste, which could reduce sales in one or more of our restaurants and make our brand less valuable.

Because our competitive strengths include the quality of our food and our restaurant facilities, we believe that adverse publicity relating to these factors or other similar concerns affects us more than it would restaurants that compete primarily on other factors. Any shifts in consumer preferences away from the kinds of food we offer, particularly beef, whether because of dietary or other health concerns or otherwise, would make our restaurants less appealing and adversely affect our revenues. Adverse changes involving any of these factors could further reduce our guest traffic and/or impose practical limits on pricing, which could further reduce our revenues and operating income.

Instances of food-borne illness and outbreaks of disease, as well as negative publicity relating thereto, could result in reduced demand for our menu offerings and reduced traffic in our restaurants and negatively impact our business.

Instances of food-borne illness, including Bovine Spongiform Encephalopathy, which is also known as BSE or mad cow disease, aphthous fever, which is also known as hoof and mouth disease, as well as hepatitis A, lysteria, salmonella and e-coli, whether or not traced to our restaurants, could reduce demand for our menu offerings. Outbreaks of disease, including severe acute respiratory syndrome, which is also known as SARS, Avian flu and other influenzas, could reduce traffic in our restaurants. Any of these events would negatively impact our business. In addition, any negative publicity relating to these and other health-related matters may affect consumers’ perceptions of our restaurants and the food that we offer, reduce guest visits to our restaurants and negatively impact demand for our menu offerings. Because our competitive strengths include the quality of our food, adverse publicity relating to these matters or other similar concerns affects us more than it would restaurants that compete primarily on other factors.

We depend upon frequent deliveries of food and other supplies, in most cases from a limited number of suppliers, which subjects us to the possible risks of shortages, interruptions and price fluctuations.

Our ability to maintain consistent quality throughout our restaurants depends in part upon our ability to acquire fresh food products, including USDA prime aged beef, and related items from reliable sources in accordance with our specifications and in sufficient quantities. We have relatively short-term contracts with a limited number of suppliers for the distribution of most meat and some food and other supplies for our restaurants. Our dependence on a small number of suppliers, as well as the limited number of available suppliers of USDA prime aged beef, subject us to the possible risks of shortages, interruptions and price fluctuations. If any of these suppliers do not perform adequately or otherwise fail to distribute products or supplies to our restaurants, we may be unable to replace the suppliers in a short period of time on acceptable terms. Our inability to replace our suppliers in a short period of time on acceptable terms could increase our costs and could cause shortages at our restaurants of food and other items that may cause us to remove certain items from a restaurant’s menu or temporarily close a restaurant. If we temporarily close a restaurant or remove popular items from a restaurant’s menu, that restaurant may experience a significant reduction in revenue during the time affected by the shortage and thereafter, as our guests may change their dining habits as a result. We have no long-term contracts for any food items used in our restaurants. We currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of food and other supplies, which we purchase at prevailing market or contracted prices.

We may incur additional costs or liabilities and lose revenues impacting operating results as a result of litigation and government regulation affecting the operation of our restaurants.

Our business is subject to extensive federal, state, local and foreign government regulation, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, the sale and use of tobacco, zoning and building codes, land use and employee, health, sanitation and safety matters.

Typically our restaurants’ licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. Alcoholic beverage control regulations relate to various aspects of daily operations of our restaurants, including the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. The failure of any of our restaurants to timely obtain and maintain liquor or other licenses, permits or approvals required to serve alcoholic beverages or food could delay or prevent the opening of, or adversely impact the viability of, and any negative publicity related thereto could have an adverse effect on, the restaurant and we could lose significant revenue.

Our restaurants are subject, in each state and in some of the foreign countries in which the Company operates, to “dram shop” laws or similar laws, which generally allow a person to sue us if that person was injured by a legally intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. A judgment against us under “dram shop” laws or similar laws could exceed our liability insurance coverage policy limits and could result in substantial liability for us and have a material adverse effect on our results of operations. Our inability to continue to obtain such insurance coverage at reasonable costs also could have a material adverse effect on us.

To the extent that governmental regulations impose material additional obligations on our suppliers, including, without limitation, regulations relating to the inspection or preparation of meat, food and other products used in our business, product availability could be limited and the prices that our suppliers charge us could increase. We may not be able to offset these costs through increased menu prices, which could have a material adverse effect on our business. If any of our restaurants were unable to serve particular food products, even for a short period of time, we could experience a reduction in our overall revenue, which could have a material adverse effect on us. In addition, further government regulation including laws restricting smoking in restaurants and bars may reduce guest traffic and adversely impact our sales.

One or more of our restaurants could be subject to litigation and governmental fine, censure or closure in connection with issues relating to our food and/or our facilities. The food products that we serve, including meat and seafood, are susceptible to food borne illnesses. We and other restaurant companies have been named as defendants in actions seeking damages as a result of food borne illnesses and actions brought under state laws regarding notices with respect to chemicals contained in food products and regarding excess moisture in the business premises. To date, none of these matters has had a material adverse effect on our business, but that may not continue to be the case in the future.

The costs of operating our restaurants may increase if there are changes in laws governing minimum hourly wages, working conditions, overtime and tip credits, health care, workers’ compensation insurance rates, unemployment tax rates, sales taxes or other laws and regulations such as those governing access for the disabled, including the Americans with Disabilities Act. If any of these costs were to increase and we were unable to offset the increase by increasing our menu prices or by other means, this could have a material adverse effect on our business and results of operations. As an example, because we have a significant number of restaurants located in various states, including eleven in California, nine in Florida and six in Illinois, regulatory changes in these states could have a disproportionate impact on our business.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings in our restaurants could negatively impact our results of operations.

The national health care reform legislation enacted on March 23, 2010, contains provisions that require restaurants with 20 or more locations to post calorie information on menus and additional nutritional information in writing at the restaurant. The FDA is currently drafting specific regulations which it must implement within one year from the date of passage of the federal legislation. Additionally, there is pending and new legislation by certain states and other municipalities relating to nutritional content, nutritional labeling and menu labeling regulations. These laws and regulations have required and will continue to require certain of our restaurant locations to include specified nutritional information on our menu and other materials presented to guests or to otherwise post such information in the restaurants.

The requirements to post nutritional information on our menus or in our restaurants could reduce demand for our menu offerings, reduce guest traffic and/or reduce average revenue per guest, which would have an adverse effect on our revenue. In addition, we may incur expenses as a result of our compliance with such laws and regulations including costs relating to menu printing. Compliance may also increase our exposure to litigation or governmental investigations or proceedings.

The failure to enforce and maintain our intellectual property rights could enable others to use names confusingly similar to Morton’s, Morton’s of Chicago, Morton’s The Steakhouse and other names and marks used by our restaurants, which could adversely affect the value of the Morton’s brand.

We have registered the marks Morton’s, Morton’s of Chicago, Morton’s The Steakhouse, Trevi and certain other marks used by our restaurants as trade names, trademarks or service marks in various states and/or the United States Patent and Trademark Office and in certain foreign countries. The success of our business depends on our continued ability to use our existing trade names, trademarks and service marks in order to increase our brand awareness. In that regard, we believe that our trade names, trademarks and service marks are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trade names, trademarks or service marks could diminish the value of our brands and restaurant concepts and may cause a decline in our revenue. We are aware of marks similar to those of our restaurants used and/or registered by third parties in certain limited geographical areas.

We occupy most of our restaurants under long-term non-cancelable leases and we may be unable to renew leases at the end of their terms.

Most of our restaurants are located in leased premises. Many of our current leases are non-cancelable and typically have terms ranging from 10 to 15 years with renewal options for terms ranging from five to 15 years. We believe that leases that we enter into in the future likely will also be long-term and non-cancelable and have similar renewal options. If we close a restaurant, we generally remain committed to perform our obligations under the applicable lease, which would include, among other things, payment of the base rent for the balance of the lease term. Our obligation to continue making rental payments with respect to leases for closed restaurants could have a material adverse effect on our business and results of operations. Alternatively, at the end of the lease term and any renewal period for a restaurant, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our restaurant leases, we may close or relocate a restaurant, which could subject us to construction and other costs and risks, and could have a material adverse effect on our business and results of operations. For example, closing a restaurant, even during the time of relocation, will reduce the sales that the restaurant would have contributed to our revenues. Additionally, the revenue and profit, if any, generated at a relocated restaurant may not equal the revenue and profit generated at the existing restaurant.

Fixed rental expenses account for a significant portion of our operating expenses, which increases our vulnerability to general adverse economic and industry conditions and could limit our operating and financing flexibility.

Rent expense incurred under our operating leases account for a significant portion of our operating expenses. For example, total rental expense from continuing operations, including additional rental payments based on sales at some of our restaurants, under operating leases was approximately $22.5 million (8.0% of our revenues), $24.9 million (7.6% of our revenues) and $22.2 million (6.8% of our revenues) for fiscal 2009, fiscal 2008 and fiscal 2007, respectively. In addition, as of July 4, 2010, we were a party to operating leases requiring future minimum lease payments aggregating approximately $127.3 million through fiscal 2014 and approximately $171.5 million thereafter. We expect that new restaurants we open will typically be leased by us under operating leases. Our substantial operating lease obligations could have significant negative consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our available cash to be applied to pay our rental obligations, thus reducing cash available for other purposes;

•	limiting our flexibility in planning for or reacting to changes in our business or the industry in which we compete; and

•	placing us at a disadvantage with respect to some of our competitors.

We depend on cash flow from operations to pay our lease obligations and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities and sufficient funds are not otherwise available to us from borrowings under bank loans or from other sources, we may not be able to service our operating lease obligations, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would have a material adverse affect on us. In certain circumstances we have sought to renegotiate the terms of our leases. Our actions could result in the landlords claiming a default by us, terminating our leases and enforcing their rights as landlord under the terms of our leases. Any of these actions could result in litigation, delays and additional costs, which could have a material adverse impact on our business.

Our level of indebtedness may adversely affect our financial condition, results of operations, limit our operational and financing flexibility and negatively impact our business.

Our senior revolving credit facility, and other debt instruments we may enter into in the future, may have important consequences to the Company, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we may use a substantial portion of our cash flows from operations to pay interest on our indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

•	our level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business.

We expect that we will depend primarily upon our operations to provide funds to pay our expenses and to pay any amounts due under our senior revolving credit facility and any other indebtedness we may incur. Our ability to make these payments depends on our future performance, which will be affected by various financial, business, economic and other factors, many of which we cannot control.

Utilizing borrowed funds in order to implement a stock repurchase program may result in important consequences to us similar to those mentioned in regard to our senior revolving credit facility, including liquidity risk that could impair our ability to fund operations, obtain debt in the future and affect our financial condition.

The terms of our senior revolving credit facility impose significant operating and financial restrictions on us that may impair our ability to respond to changing business and economic conditions.

In February 2006, we entered into a senior revolving credit facility with a syndicate of financial institutions including affiliates of certain of the underwriters in the initial public offering. We have subsequently amended our senior revolving credit facility. Our indirect wholly-owned subsidiary, Morton’s of Chicago, Inc., is the borrower under the facility. Our senior revolving credit facility matures on February 14, 2011. We and most of our other domestic subsidiaries are guarantors of the facility. The credit agreement is secured by substantially all of our present and future domestic subsidiaries’ assets and contains a number of significant restrictions and covenants that generally limit our ability to, among other things:

•	pay dividends or purchase stock or make other restricted payments to our stockholders;

•	incur additional indebtedness;

•	borrow money or issue guarantees;

•	make investments;

•	use assets as security in other transactions;

•	sell assets or merge with or into other companies;

•	make capital expenditures;

•	enter into transactions with affiliates;

•	sell stock in our subsidiaries; and

•	create or permit restrictions on our subsidiaries’ ability to make payments to us.

The credit agreement limits our ability to engage in these types of transactions, even if we believe that a specific transaction would contribute to our future growth or improve our operating results. The credit agreement requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these provisions may be affected by events outside of our control. A breach of any of these provisions or our inability to comply with required financial ratios in our senior revolving credit facility could result in a default under the credit facility. If that were to occur, the lenders have the right to declare all borrowings to be immediately due and payable. In addition, the lenders have the right to declare all borrowings to be immediately due and payable upon the occurrence of certain change of control events relating to us. If we are unable to repay all borrowings when due, whether at maturity or if declared due and payable following a default or change of control event, the lenders have the right to proceed against the collateral granted to secure the indebtedness. If we breach these covenants or fail to comply with the terms of our senior revolving credit facility, or a change of control event occurs, lenders may declare all borrowings to be immediately due and payable, and may sell the assets pledged as collateral in order to repay those borrowings, which would have a material adverse effect on our cash flow and, to the extent that our assets are sold to repay borrowings, our restaurant business.

In addition, we are exposed to market risk related to changes in interest rates because our senior revolving credit facility carries a floating rate of interest. Accordingly, our results of operations may be adversely affected by changes in interest rates. Assuming a 10% increase in the interest rate on our $70.0 million senior revolving credit facility, if the entire amount available under the facility were drawn, interest expense would increase by approximately $0.2 million over the course of 12 months.

We could face labor shortages that could slow our growth and adversely impact our ability to operate our restaurants.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and servers, necessary to keep pace with our anticipated expansion schedule and meet the needs of our existing restaurants. A sufficient number of qualified individuals of the requisite caliber to fill these positions may be in short supply in some areas. Any future inability to recruit and retain qualified individuals may delay the planned openings of new restaurants and could adversely impact our existing restaurants. Any such delays, any material increases in employee turnover rates in existing restaurants or any widespread employee dissatisfaction could have a material adverse effect on our business and results of operations. Additionally, competition for qualified employees could require us to pay higher wages, which could result in higher labor costs and could have a material adverse effect on our results of operations.

We depend on the services of key executives, the loss of whom could materially harm our business and our strategic direction if we were unable to replace them with executives of equal experience and capabilities.

Some of our senior executives are important to our success because they are instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. Losing the services of any of these individuals could adversely affect our business until a suitable replacement could be found. Neither our Chief Executive Officer nor our other executives are bound by employment agreements with us. We do not maintain key person life insurance policies on any of our executives.

We have incurred, and we expect to continue to incur substantial expenses to meet our reporting obligations as a public company. In addition, failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses.

Reporting obligations as a public company have placed and are likely to continue to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on the effectiveness of our internal controls over financial reporting, which requires us to document and test the design and operating effectiveness of our internal controls over financial reporting. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an unqualified opinion on the effectiveness of our internal controls over financial reporting, or if material weaknesses in our internal controls are identified, or if we fail to comply with other obligations imposed by the Sarbanes-Oxley Act or NYSE rules relating to corporate governance matters, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our ability to raise capital.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. In connection with the preparation of our Annual Report on Form 10-K for fiscal 2009, an evaluation of the effectiveness of internal controls and procedures over financial reporting (as defined under the SEC rules) was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. The evaluation was carried out using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of January 3, 2010, the Company’s internal controls and procedures over financial reporting were effective based on those criteria. No change in the Company’s internal controls over financial reporting occurred during the fiscal quarter ended July 4, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. However, there can be no assurance that we will not discover any material weaknesses or deficiencies in our internal controls, including our internal controls over financial reporting and our disclosure controls and procedures, which could subject us to regulatory scrutiny and a loss of public confidence and could have a material adverse effect on our business and our stock price.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. For example, we believe that insurance covering liability for violations of wage and hour laws is generally not available. These losses, if they occur, could have a material adverse effect on our business and results of operations.

Another spread of H1N1 or Similar Influenza May Adversely Affect Our Business.

Another spread of H1N1, which is more commonly known as “swine flu,” or similar influenza, may adversely affect our business. Due to the outbreak of H1N1 influenza in Mexico, our restaurant in Mexico City, Mexico was temporarily closed on April 26, 2009 and reopened on May 6, 2009, initially, with certain general restrictions imposed by the local government to help prevent the spread of the H1N1 influenza. Our results of operations for this restaurant were adversely impacted while such restrictions were in place. We could also be adversely affected if other jurisdictions in which we have restaurants impose mandatory closures, seek voluntary closures or impose restrictions on operations. Past outbreaks of severe acute respiratory syndrome, which is also known as SARS, and Avian flu had a negative impact on our restaurants, and another outbreak of H1N1 influenza may also reduce traffic in our restaurants. H1N1 influenza also could adversely affect our ability to adequately staff our restaurants, receive deliveries on a timely basis and/or perform functions at the corporate level. Even if H1N1 influenza does not spread significantly, the perceived risk of infection or significant health risk may adversely affect our business.

Risks Relating to our Common Stock

Our future results may vary significantly in the future which may adversely affect the price of our common stock.

It is possible that our quarterly revenues and operating results may vary significantly in the future and that period-to-period comparisons of our revenues and operating results are not necessarily meaningful indicators of the future. You should not rely on the results of one quarter as an indication of our future performance. It is also possible that in some future quarters, our revenues and operating results will fall below our expectations or the expectations of market analysts and investors. If we do not meet these expectations, the price of our common stock may decline significantly.

We do not anticipate paying cash dividends for the foreseeable future, and therefore investors should not buy our stock if they wish to receive cash dividends.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

A significant number of our shares will be eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. This prospectus covers                 shares of common stock, of which                 shares are being registered for sale by us and up to 6,325,912 shares are being registered for sale by the selling stockholders. As additional shares of our common stock become available for resale in the public market pursuant to this offering, and otherwise, the supply of our common stock will increase, which could decrease its price. Some or all of the shares of common stock may be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect on the market for our shares of common stock.

If we fail to continue to comply with the listing requirements of the NYSE, the price of our common stock and our ability to access the capital markets could be negatively impacted.

Our common stock is currently listed on the NYSE and we are subject to certain NYSE continued listing standards. We cannot provide any assurance that we will be able to continue to satisfy the requirements of the NYSE’s continued listing standards. A delisting of our common stock could negatively affect the price and liquidity of our common stock and could impair our ability to raise capital in the future.

Our stock price can be extremely volatile.

The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to announcements of our business developments or those of our competitors, quarterly variations in operating results, and other events or factors. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of companies, at times for reasons unrelated to their operating performance. Such broad market fluctuations may adversely affect the price of our stock.

We may not have an underwriter for our offering and so we cannot guarantee how much, if any, of the offering will be sold.

The common shares may be offered on a best efforts basis by us. We have not retained an underwriter to assist in offering the common shares. We have limited experience in the offer and sale of securities, and as a result, we may be unable to sell any of the common shares.

Because we can issue additional shares of common stock, purchasers of our common stock may incur immediate dilution and experience further dilution.

We are authorized to issue up to 100,000,000 shares of common stock, of which 16,707,593 shares of common stock are issued and outstanding as of September 30, 2010. An additional                 shares of common stock are being registered by us and will be issued and outstanding upon the consummation of this offering. Our board of directors has the authority to cause us to issue additional shares of common stock, and to determine the rights, preferences and privileges of such shares, without consent of any of our stockholders. Consequently, the stockholders may experience more dilution in their ownership of our stock in the future.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “will,” “would,” “could” and words or phrases of similar meaning. They may relate to, among other things:

•

a reduction in consumer and/or business spending in one or more of our markets due to business layoffs or budget reductions, negative consumer sentiment, access to consumer credit, commodity and other prices, events or occurrences affecting the securities and/or financial markets, occurrences affecting our common stock, housing values, changes in federal, state, foreign and/or local tax levels or other factors;

•

risks relating to the restaurant industry and our business, including competition, changes in consumer tastes and preferences, risks associated with opening new locations, increases in food and other raw materials costs, increases in energy costs, demographic trends, traffic patterns, weather conditions, employee availability, benefits and cost increases, perceived product safety issues, supply interruptions, litigation judgments or settlements in pending litigation, government regulation, our ability to maintain adequate financing facilities, our liquidity and capital resources, prevailing interest rates and legal and regulatory matters;

•	public health issues, including, without limitation risks relating to the spread of pandemic diseases;

•	legal proceedings and regulatory matters; and

•	other risks detailed in “Risk Factors” herein and in our reports filed from time to time with the SEC.

Additionally, our ability to open new restaurants is dependent upon various factors, such as the availability of attractive sites for new restaurants, the ability to negotiate suitable lease terms, the ability to generate or borrow funds to develop new restaurants, the ability to obtain various government permits and licenses, limitations on permitted capital expenditures under our senior revolving credit facility and the recruitment and training of skilled management and restaurant employees.

All forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive and governmental factors outside of our control, that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include those discussed in “Risk Factors.” Given these risks and uncertainties, we urge you to read this prospectus completely with the understanding that actual future results may be materially different from what we plan or expect. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements made in this prospectus may not prove to be correct.

USE OF PROCEEDS

The net proceeds to us from the sale of up to                 shares offered at a public offering price of $                    per share will vary depending upon the total number of shares sold and any costs associated with issuing those shares. Since we are making this offering without any minimum requirement, there is no guarantee that we will be successful at selling any of the securities being offered in this prospectus. Accordingly, the actual amount of proceeds we will raise in this offering, if any, may differ. We intend to use the proceeds from this offering for general corporate purposes.

A maximum of 6,325,912 shares of common stock offered hereby by the selling stockholders are being registered for the account of the selling stockholder(s) identified in this prospectus. All net proceeds from the sale of this common stock will go to the respective selling stockholders who offer and sell their shares of common stock. We will not receive any part of the proceeds from such sales of common stock.

SELLING STOCKHOLDERS

We are registering the shares of common stock pursuant to the provisions of the registration rights agreement we entered into on January 31, 2006, or the Registration Rights Agreement, in order to permit the selling stockholders to offer the shares for resale from time to time. The name of each person who is offering for resale the shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold from time to time in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered will be provided in a pre-effective amendment.

As used in this prospectus, the term “selling stockholders” includes the selling stockholders to be listed and any donees, pledgees, transferees, distributees, assignees or other successors in interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, distribution, or other related transfer. The number of shares in the column “Shares of Common Stock Registered in this Offering” will represent all of the shares of common stock that the selling stockholders may offer under this prospectus. The selling stockholders may sell some, all or none of its shares in this offering. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the selling stockholders have voting and investment power.

We will not receive any proceeds from the resale of the common stock by the selling stockholders.

Name (1)	Shares of Common Stock Beneficially Owned Before the Offering	Shares of Common Stock Beneficially Owned Before the Offering (%)	Shares of Common Stock Registered in this Offering	Shares of Common Stock Owned After Offering

(1)	The selling stockholders will be identified in a pre-effective amendment.

PLAN OF DISTRIBUTION

This prospectus relates to the sale of                 shares of common stock by us and the resale of up to 6,325,912 shares of common stock by the selling stockholders.

Offering of                 Shares of our Common Stock by Us

We are offering to the public                 shares of our common stock. These shares may be offered on the NYSE under our symbol “MRT”. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. We may sell our common stock using our “best efforts” and no one has agreed to buy any of our common stock. There is no minimum amount of common shares we must sell, therefore, no money raised from the sale of our common stock will go into escrow, trust or another similar arrangement. There are also no finders. We may engage an underwriter, broker or dealer to sell the common shares. If we engage an underwriter, broker or dealer all plans and arrangements will be disclosed by a pre-effective amendment.

Resale of up to 6,325,912 Shares by the Selling Stockholders

The selling stockholders and any of their pledgees, donees, transferees, distributees, assignees and successors in interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the                  shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	the NYSE or any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such securities at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer or distribute the shares of common stock by other means not described in this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated. We do not expect these commissions and discounts relating to the sales of securities by the selling stockholders to exceed what is customary in the types of transactions involved.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee, distributee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer, distribute and donate the common stock in other circumstances in which case the transferees, distributees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. The selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales by them.

We are not aware of any agreement or understanding, directly or indirectly, between a selling stockholder and any person to distribute the securities. Pursuant to a requirement of FINRA the maximum commission or discount and other compensation to be received by any FINRA member or independent broker-dealer shall not be greater than eight percent of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state or provincial securities laws. In addition, in certain states or provinces, the resale securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

There can be no assurance that the selling stockholders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to our securities for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of our securities by the selling stockholders or any other person.

We will pay all expenses of the registration of the common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against certain liabilities in accordance with the Registration Rights Agreement. We may be indemnified by the selling stockholders against liabilities that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the Registration Rights Agreement.

At any time a particular offer of the shares of common stock is made by the selling stockholder, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of any required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

DESCRIPTION OF CAPITAL STOCK

The following is a summary description of our common stock. It does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, forms of which have previously been filed and are incorporated by reference into this prospectus.

General Matters

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 30,000,000 shares of preferred stock, par value $0.01 per share. As of September 30, 2010, we had 16,707,593 shares of common stock issued and outstanding and 1,200,000 shares of series A convertible preferred stock issued and outstanding that is convertible at a rate of one share of common stock per share of convertible preferred stock.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors.

Dividend Rights. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. It is our present intention not to pay dividends on our common stock for the foreseeable future. Our board of directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors deems relevant.

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of, or provision for, any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other Rights. There are no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock outstanding at the time of the consummation of this offering will be fully paid and nonassessable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

Our common stock is listed on the NYSE under the symbol MRT.

Preferred Stock

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the preferred stock that we may offer and sell under this prospectus and any related agreements. While the terms we have summarized below will apply generally to any preferred stock offered, we will describe the particular terms of any series of preferred stock in more detail in the applicable prospectus supplement, which may differ from the terms we described below.

Our amended and restated certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 30,000,000 shares of preferred stock. Our board of directors will be able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to, or imposed upon, our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock also could have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our Company.

Series A Convertible Preferred Stock

In February 2010 we issued 1,200,000 shares of series A convertible preferred stock. The terms of our series A convertible preferred stock are summarized below.

Voting Rights. Except as otherwise required by law, the holders of series A convertible preferred stock are not entitled to vote their series A convertible preferred stock on any matters brought before our stockholders, except that the affirmative vote or consent of at least two-thirds of the holders of series A convertible preferred stock is required to: (i) amend, alter or repeal our amended and restated certificate of incorporation, if such amendment, alteration or repeal would alter or change any power, performance or special right of the series A convertible preferred stock in any manner materially adverse to the holders of such stock, and (ii) authorize, create, increase the authorized amount of or issue any class or series of securities that rank senior in preference to the series A convertible preferred stock as to rights on liquidation, dissolution or winding up of the Company.

Conversion Rights. At any time on or after the two-year anniversary of issuance, holders of series A convertible preferred stock may elect to convert some or all of their shares of series A convertible preferred stock into shares of common stock at a rate of one share of common stock per share of series A convertible preferred stock, subject to certain adjustments set forth in the applicable certificate of designations. In addition, at any time prior to a voluntary conversion, so long as the series A convertible preferred stock has traded for any period of ten or more consecutive business days at a price that is equal to or greater than the liquidation preference, we will have right to convert each share of series A convertible preferred stock into a share of common stock, subject to certain adjustments set forth in the series A convertible preferred stock certificate of designation.

Dividend Rights. Holders of series A convertible preferred stock are not entitled to participate in any dividends declared by our board of directors on any securities, including any dividends declared and paid on our common stock.

Liquidation Rights. The series A convertible preferred stock has a liquidation preference of $5.00 per share in the event of any liquidation, dissolution or winding up of our affairs, and ranks senior to the common stock with respect to such liquidation preference. The sale, conveyance, exchange or transfer of all or substantially all of our stock, property or assets of will not be deemed a liquidation, dissolution or winding up of our affairs, nor will the recapitalization or reclassification of our stock or the merger, consolidation or any other combination of any other corporation or person into the Company be deemed a liquidation, dissolution or winding up of our affairs.

Redemption Rights. At any time prior to a voluntary conversion by a holder, we may redeem all or part of the outstanding series A convertible preferred stock at a price equal to the liquidation preference per share of series A convertible preferred stock upon notice to the holders of such stock.

Other Rights. The series A convertible preferred stock will not be subject to any sinking fund or other similar provisions. Holders shall not have any preemptive rights as to any of our securities.

Transfer Agent

The transfer agent for our series A convertible preferred stock is American Stock Transfer & Trust Company.

Listing

We intend to list our series A convertible preferred stock on the NYSE under the symbol MRT PR A.

Limitations on Directors’ Liability

Our amended and restated certificate of incorporation provides for us to indemnify our directors to the fullest extent permitted by the General Corporation Law of the State of Delaware, or the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to a corporation or the holders of its capital stock for breach of fiduciary duty. This limitation is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL (which relates to certain unlawful dividend declarations and stock repurchases). The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Delaware Law That May Have an Anti-Takeover Effect

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that:

•

permit us to issue preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

•	restrict the ability of stockholders to act by written consent or to call special meetings;

•	limit the ability of stockholders to amend our amended and restated certificate of incorporation, including stockholder supermajority voting requirements;

•	require advance notice for nominations for election to the board of directors and for stockholder proposals; and

•	establish a classified board of directors with staggered three-year terms.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of voting shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (3) at or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination,” in general, to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation in a transaction involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or an affiliate or associate of the corporation that was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the reporting requirements of the Exchange Act and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information can be read and copied at: SEC Public Reference Room, 100 F Street N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

The SEC maintains a Web site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC’s Web site at www.sec.gov. We make available, free of charge on our Web site, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file these documents with, or furnish them to, the SEC. These documents are posted on our Web site at www.mortons.com; select the “Investor Relations” link and then the “SEC Filings” link.

We also make available, free of charge on our Web site, the charters of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee, as well as the Code of Ethics and the Corporate Governance Guidelines. These documents are posted on our Web site at www.mortons.com; select the “Investor Relations” link and then the “Corporate Governance” link.

LEGAL MATTERS

Schulte Roth & Zabel LLP, counsel to Morton’s Restaurant Group, Inc., will pass upon the validity of the securities offered hereby.

EXPERTS

The consolidated financial statements of Morton’s Restaurant Group, Inc. as of January 3, 2010, and for each of the years in the three year period ended January 3, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of January 3, 2010, have been incorporated herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. The following documents, which are on file with the SEC, are incorporated into this prospectus by reference:

•	our Current Reports on Form 8-K filed with the SEC on March 15, 2010, May 24, 2010, May 28, 2010 and August 11, 2010;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2010;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2010;

•	our Annual Report on Form 10-K for the fiscal year ended January 3, 2010;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 25, 2010;

•	the description of our preferred stock on Form 8-A filed with the SEC on February 25, 2010; and

•	the description of our common stock on Form 8-A filed with the SEC on February 8, 2006.

Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Secretary, 325 North LaSalle Street, Suite 500, Chicago, Illinois, 60654; (312) 923-0030. These documents are posted on our Web site at www.mortons.com; select the “Investor Relations” link and then the “SEC Filings” link. Any other information contained on, or accessible through our, our website does not constitute a part of this prospectus.

PROSPECTUS

MORTON’S RESTAURANT GROUP, INC.

Shares of Common Stock

            , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses we will incur in connection with the offering described in this registration statement. All amounts are estimates, other than the SEC registration fee.

SEC registration fee	$2,366
Accounting fees and expenses
Legal fees and expenses
Printing expenses
Miscellaneous expenses

Total	$2,366

Pursuant to the Registration Rights Agreement that we have entered into with them, the selling stockholders will not bear any of the expenses of this offering, except for any underwriting discounts or commissions, broker’s fees or other similar selling fees, if any, attributable to the sale of the shares.

Item 14.	Indemnification of Directors and Officers.

Indemnification of Directors and Officers of the Issuer

Indemnification under the Delaware General Corporation Law

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation contains such a provision.

These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification under the Amended and Restated Certificate of Incorporation of the Issuer

Article VI of our amended and restated certificate of incorporation expressly provides that a member of our board of directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or such limitation thereof is not permitted by the DGCL (including, without limitation, Section 102(b)(7) thereof), as amended or supplemented from time to time.

Article VI of our amended and restated certificate of incorporation provides each person (and the heirs, executors and administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person (i) is or was a director, officer or employee of the Company, or (ii) serves or served as a director, officer or employee of any other enterprise either (x) at the request of the Company or (y) that is or was a direct or indirect subsidiary (whether wholly owned or otherwise) of the Company at the time of such person’s service as a director, officer or employee of such other enterprise, shall be indemnified and held harmless by the Company to the fullest extent permitted by the DGCL and not otherwise prohibited by applicable law; provided, however, that except for proceedings by any such person to enforce rights to indemnification, the we will not be obligated to indemnify such person (or the heirs, executors or administrators of such person) in connection with any action, suit or proceeding (or part thereof) initiated by such person (or the heirs, executors or administrators of such person) unless such action, suit or proceeding (or part thereof) was authorized or consented to by the board of directors. For purposes of such Article VI, the term “other enterprise” includes any corporation, partnership, limited liability company, joint venture, trust or other enterprise.

In addition, Article VI of our amended and restated certificate of incorporation provides that the Company, to the fullest extent permitted by the DGCL and not otherwise prohibited by applicable law, may advance to any person who is or was a director, officer or employee of the Company (and the heirs, executors and administrators of such person) any and all expenses (including, without limitation, attorneys fees and disbursements and court costs) reasonably incurred by such person in respect of defending any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person was or is a party or is threatened to be made a party, by reason of the fact that such person (i) is or was a director, officer or employee of the Company, or (ii) serves or served as a director, officer or employee of any other enterprise either (x) at the request of the Company or (y) that is or was a direct or indirect subsidiary (whether wholly owned or otherwise) of the Company at the time of such person’s service as a director, officer or employee of such other enterprise; provided, however, that, to the extent the DGCL requires, the payment of such expenses in advance of the final disposition of the action, suit or proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified against such expense under such Article VI or otherwise. By provisions in our amended and restated bylaws, or by agreement, we may accord any such person the right to, or regulate the manner of providing to any such person, such advancement of expenses to the fullest extent permitted by the DGCL.

Indemnification under the Amended and Restated Bylaws of the Issuer

Our amended and restated bylaws do not contain any provisions with respect to indemnification.

Indemnification under Indemnification Agreements with Directors and Officers

We entered into indemnification agreements with certain of our officers and directors. The indemnification agreements provide indemnification to such individuals under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. We have also obtained directors’ and officers’ liability insurance, which insures against liabilities that its directors or officers may incur in such capacities.

Item 15.	Recent Sales of Unregistered Securities.

Pursuant to the terms of a previously disclosed settlement in a nationwide class action regarding wage and hours claims entitled Johnson et al. v. Morton’s Restaurant Group, Inc. et al., brought before the American Arbitration Association we agreed to issue an aggregate of 1,200,000 shares of series A convertible preferred stock, par value $0.01 per share as part of the consideration for the settlement and release of claims against us. The series A convertible preferred stock, which was issued in February 2010 following court approval of the settlement in January 2010, has an aggregate liquidation preference of $6,000,000 and after two years from the date of its issuance may be converted into 1,200,000 shares of the our common stock.

We did not receive any cash proceeds in connection with the issuance of any of the series A convertible preferred stock. The terms and conditions of the issuance of the series A convertible preferred stock in connection with the settlement were approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it was proposed to issue the series A convertible preferred stock in the class action had the right to appear, by the United States District Court for the District of Massachusetts. Accordingly, the series A convertible preferred stock was issued in reliance on the exemption from registration under Section 3(a)(10) of the Securities Act.

At any time on or after February 26, 2012, holders of series A convertible preferred stock may elect to convert some or all of the shares of series A convertible preferred stock held by such holder into shares of our common stock at a rate of one share of common stock per share of series A convertible preferred stock, subject to certain adjustments. In addition, at any time prior to a voluntary conversion by a holder, so long as series A convertible preferred stock has traded for any period of ten or more consecutive business days at a price that is equal to or greater than $5.00, we shall have the right to convert each share of series A convertible preferred stock into shares of common stock at a rate of one share of common stock per share of series A convertible preferred stock, subject to certain adjustments.

Item 16.	Exhibits

EXHIBIT NUMBER	DESCRIPTION

3.1	Amended and Restated Certificate of Incorporation of Morton’s Restaurant Group, Inc. (included as an exhibit to Amendment No. 4 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 7, 2006, and incorporated by reference).

3.2	Amended and Restated By-Laws of Morton’s Restaurant Group, Inc. (included as an exhibit to Amendment No. 4 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 7, 2006, and incorporated by reference).

3.3	Certificate of Designations of the Series A Convertible Preferred Stock (included as an exhibit to our Form 8A, filed on February 25, 2010).

4.1	Specimen of Common Stock Certificate (included as an exhibit to Amendment No. 3 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 2, 2006, and incorporated by reference).

4.2	Specimen of Series A Convertible Preferred Stock (included as an exhibit to Morton’s Restaurant Group, Inc.’s Registration Statement on Form 8-A, filed on February 25, 2010, and incorporated by reference).

5.1	Opinion of Schulte Roth & Zabel LLP*

10.1	Morton’s of Chicago, Inc. Profit Sharing and Cash Accumulation Plan, as Amended, Effective January 1, 1989 (included as an exhibit to Morton’s Restaurant Group, Inc.’s Annual Report on Form 10-K for the year ended January 1, 1995, and incorporated by reference)

10.4	Form of Indemnification Agreement for directors and executive officers (included as an exhibit to Amendment No. 3 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 2, 2006, and incorporated by reference)

10.6	Registration Rights Agreement, dated as of January 31, 2006, as amended, by and among Morton’s Restaurant Group, Inc., Castle Harlan Partners III, L.P., Laurel Crown Capital, LLC: Series One-LC/Morton’s and certain other parties thereto (included as an exhibit to Amendment No. 3 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 2, 2006, and incorporated by reference)

10.8	Third Amended and Restated Employment Agreement, dated January 20, 2006, between Morton’s Restaurant Group, Inc. and Thomas J. Baldwin (included as an exhibit to Amendment No. 2 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on January 23, 2006, and incorporated by reference)

10.9	Letter Agreement, dated January 11, 2006 between Morton’s Restaurant Group, Inc. and James W. Kirkpatrick (included as an exhibit to Amendment No. 2 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on January 23, 2006, and incorporated by reference)

10.10	Form of Employee Subscription Agreement of Morton’s Holdings, LLC (included as an exhibit to Amendment No. 2 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on January 23, 2006, and incorporated by reference)

10.11	2006 Morton’s Restaurant Group, Inc. Stock Incentive Plan (included as an exhibit to Amendment No. 2 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on January 23, 2006, and incorporated by reference)

10.12	Letter Agreement, dated July 1, 2005, between Morton’s Restaurant Group, Inc. and Edie A. Ames (included as an exhibit to Morton’s Restaurant Group, Inc.’s Form 8-K dated July 12, 2005, and incorporated by reference)

10.13	Form of Credit Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein, the parties designated as lenders therein, Wachovia Bank, N.A., Royal Bank of Canada, Wachovia Capital Markets, LLC and RBC Capital Markets (included as an exhibit to Amendment No. 4 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 7, 2006, and incorporated by reference)

10.14	Form of Security Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein and Wachovia Bank, N.A. (included as an exhibit to Amendment No. 4 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 7, 2006, and incorporated by reference)

10.15	Form of Pledge Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein and Wachovia Bank, N.A. (included as an exhibit to Amendment No. 4 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 7, 2006, and incorporated by reference)

10.16	First Amendment to Credit Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein, and Wachovia Bank, N. A. as administrative agent for the parties designated as lenders under the credit agreement (included as an exhibit to our Fiscal 2007 Form 10-K on March 3, 2008, and incorporated by reference)

10.17	Second Amendment to Credit Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein, and Wachovia Bank, N. A. as administrative agent for the parties designated as lenders under the credit agreement (included as an exhibit to our Fiscal 2007 Form 10-K on March 3, 2008, and incorporated by reference)

10.18	Third Amendment to Credit Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein, and Wachovia Bank, N. A. as administrative agent for the parties designated as lenders under the credit agreement (included as an exhibit to our Fiscal 2007 Form 10-K on March 3, 2008, and incorporated by reference)

10.19	Fourth Amendment to Credit Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein, and Wachovia Bank, N. A. as administrative agent for the parties designated as lenders under the credit agreement (included as an exhibit to 8-K filed on September 26, 2008, and incorporated by reference)

10.20	Fifth Amendment to Credit Agreement and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein, and Wachovia Bank, N.A. as administrative agent for the parties designated as lenders under the credit agreement. (included as an exhibit to 8-K filed on March 4, 2009, and incorporated by reference)

21.1	List of Subsidiaries of Morton’s Restaurant Group, Inc. (included as an exhibit to our fiscal 2009 Form 10-K filed on March 9, 2010, and incorporated by reference)

23.1	Consent of KPMG LLP*

23.2	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1)*

24.1	Power of Attorney (included on the signature pages to the Morton’s Restaurant Group, Inc. Form S-1 (Reg. No. 333-169099) filed with the SEC on August 27, 2010)

*	Filed herewith.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, State of Illinois, on the 30th day of September, 2010.

MORTON’S RESTAURANT GROUP, INC.

	By:	/s/ Christopher J. Artinian
Name: Christopher J. Artinian
Date: September 30, 2010		Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Christopher J. Artinian Christopher J. Artinian	Chief Executive Officer, President and Director (Principal Executive Officer)	September 30, 2010

	* Ronald M. DiNella	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 30, 2010

	* William C. Anton	Director	September 30, 2010

	* John K. Castle	Director	September 30, 2010

	* Dr. John J. Connolly	Director	September 30, 2010

	* Robert A. Goldschmidt	Director	September 30, 2010

	* Stephen E. Paul	Director	September 30, 2010

	* David B. Pittaway	Director	September 30, 2010

	* Dianne H. Russell	Director	September 30, 2010

	* Zane Tankel	Director	September 30, 2010

	* Alan A. Teran	Director	September 30, 2010

*By:	/s/ Christopher J. Artinian Christopher J. Artinian		September 30, 2010
Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

3.1	Amended and Restated Certificate of Incorporation of Morton’s Restaurant Group, Inc. (included as an exhibit to Amendment No. 4 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 7, 2006, and incorporated by reference).

3.2	Amended and Restated By-Laws of Morton’s Restaurant Group, Inc. (included as an exhibit to Amendment No. 4 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 7, 2006, and incorporated by reference).

3.3	Certificate of Designations of the Series A Convertible Preferred Stock (included as an exhibit to our Form 8A, filed on February 25, 2010).

4.1	Specimen of Common Stock Certificate (included as an exhibit to Amendment No. 3 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 2, 2006, and incorporated by reference).

4.2	Specimen of Series A Convertible Preferred Stock (included as an exhibit to Morton’s Restaurant Group, Inc.’s Registration Statement on Form 8-A, filed on February 25, 2010, and incorporated by reference).

5.1	Opinion of Schulte Roth & Zabel LLP*

10.1	Morton’s of Chicago, Inc. Profit Sharing and Cash Accumulation Plan, as Amended, Effective January 1, 1989 (included as an exhibit to Morton’s Restaurant Group, Inc.’s Annual Report on Form 10-K for the year ended January 1, 1995, and incorporated by reference)

10.4	Form of Indemnification Agreement for directors and executive officers (included as an exhibit to Amendment No. 3 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 2, 2006, and incorporated by reference)

10.6	Registration Rights Agreement, dated as of January 31, 2006, as amended, by and among Morton’s Restaurant Group, Inc., Castle Harlan Partners III, L.P., Laurel Crown Capital, LLC: Series One-LC/Morton’s and certain other parties thereto (included as an exhibit to Amendment No. 3 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 2, 2006, and incorporated by reference)

10.8	Third Amended and Restated Employment Agreement, dated January 20, 2006, between Morton’s Restaurant Group, Inc. and Thomas J. Baldwin (included as an exhibit to Amendment No. 2 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on January 23, 2006, and incorporated by reference)

10.9	Letter Agreement, dated January 11, 2006 between Morton’s Restaurant Group, Inc. and James W. Kirkpatrick (included as an exhibit to Amendment No. 2 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on January 23, 2006, and incorporated by reference)

10.10	Form of Employee Subscription Agreement of Morton’s Holdings, LLC (included as an exhibit to Amendment No. 2 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on January 23, 2006, and incorporated by reference)

10.11	2006 Morton’s Restaurant Group, Inc. Stock Incentive Plan (included as an exhibit to Amendment No. 2 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on January 23, 2006, and incorporated by reference)

10.12	Letter Agreement, dated July 1, 2005, between Morton’s Restaurant Group, Inc. and Edie A. Ames (included as an exhibit to Morton’s Restaurant Group, Inc.’s Form 8-K dated July 12, 2005, and incorporated by reference)

10.13	Form of Credit Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein, the parties designated as lenders therein, Wachovia Bank, N.A., Royal Bank of Canada, Wachovia Capital Markets, LLC and RBC Capital Markets (included as an exhibit to Amendment No. 4 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 7, 2006, and incorporated by reference)

10.14	Form of Security Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein and Wachovia Bank, N.A. (included as an exhibit to Amendment No. 4 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 7, 2006, and incorporated by reference)

10.15	Form of Pledge Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein and Wachovia Bank, N.A. (included as an exhibit to Amendment No. 4 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, filed on February 7, 2006, and incorporated by reference)

10.16	First Amendment to Credit Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein, and Wachovia Bank, N. A. as administrative agent for the parties designated as lenders under the credit agreement (included as an exhibit to our Fiscal 2007 Form 10-K on March 3, 2008, and incorporated by reference)

10.17	Second Amendment to Credit Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein, and Wachovia Bank, N. A. as administrative agent for the parties designated as lenders under the credit agreement (included as an exhibit to our Fiscal 2007 Form 10-K on March 3, 2008, and incorporated by reference)

10.18	Third Amendment to Credit Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein, and Wachovia Bank, N. A. as administrative agent for the parties designated as lenders under the credit agreement (included as an exhibit to our Fiscal 2007 Form 10-K on March 3, 2008, and incorporated by reference)

10.19	Fourth Amendment to Credit Agreement by and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein, and Wachovia Bank, N. A. as administrative agent for the parties designated as lenders under the credit agreement (included as an exhibit to 8-K filed on September 26, 2008, and incorporated by reference)

10.20	Fifth Amendment to Credit Agreement and among Morton’s of Chicago, Inc., Morton’s Restaurant Group, Inc., the parties designated as guarantors therein, and Wachovia Bank, N.A. as administrative agent for the parties designated as lenders under the credit agreement. (included as an exhibit to 8-K filed on March 4, 2009, and incorporated by reference)

21.1	List of Subsidiaries of Morton’s Restaurant Group, Inc. (included as an exhibit to our fiscal 2009 Form 10-K filed on March 9, 2010, and incorporated by reference)

23.1	Consent of KPMG LLP*

23.2	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1)*

24.1	Power of Attorney (included on the signature pages to the Morton’s Restaurant Group, Inc. Form S-1 (Reg. No. 333-169099) filed with the SEC on August 27, 2010)

*	Filed herewith.